Filed by Valero Energy Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                         Subject Company:  Ultramar Diamond Shamrock Corporation
                                                      Registration No. 333-61756


The following is an investor presentation by Valero Energy Corporation, dated September 2001:


        VALERO ENERGY
         CORPORATION
--------------------------------------------------------------------------------


                   [Photographs of Valero Energy Corporation]




                            Management Presentation
                                 September 2001

SAFE HARBOR STATEMENT
--------------------------------------------------------------------------------

Statements contained in this presentation are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial results and the proposed Valero/UDS merger. The following factors, among others, could cause results to differ materially from those described in the forward-looking statements: the risk that Valero's and UDS' businesses will not be integrated successfully; costs related to the merger; failure of the Valero or UDS stockholders or the Federal Trade Commission to approve the merger as proposed; and other economic, business, competitive and/or regulatory factors affecting Valero's and UDS' businesses generally as set forth in Valero's and UDS' filings with the Securities and Exchange Commission, including their Annual Reports on Form 10-K, especially Management's Discussion and Analysis sections, Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Valero and UDS are under no obligation to update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

RECENT DEVELOPMENTS
--------------------------------------------------------------------------------

- Closed acquisition of El Paso Energy's Corpus Christi, Texas refinery & South Texas refined products pipeline systems

-  Closed acquisition of Huntway Refining Company

-  Announced pending acquisition of Ultramar Diamond Shamrock

SUCCESSFUL GROWTH STRATEGY
--------------------------------------------------------------------------------

1996
----
 One refinery in Corpus Christi, TX

1997                                --------------------------------------------
----                                |      [Bar Graph Depicting the Following  |
 Launched strategic growth plan     |                    Information]          |
 - 2 million BPD capacity in 5 yrs. |                                          |
                                    |                              2,000       |
Basis refineries acquired - tripled |                                |         |
 refining capacity                  |                                |         |
                                    |                                |         |
1998                                |                                |         |
----                                |                        985     |         |
 Paulsboro refinery acquired        |                 735     |      |         |
 adding East Coast presence         |          530     |      |      |         |
                                    |           |      |      |      |         |
2000                                |   170     |      |      |      |         |
----                                |    |      |      |      |      |         |
 Benicia refinery acquired from     |  1996   1997   1998   2000   2001        |
 Exxon adding West Coast refining   |                                          |
 and retail exposure                |      Throughput Capacity (MBPD)          |
                                     -------------------------------------------
2001
----
 Acquired El Paso's Corpus Christi
 refinery and Huntway Refining Co.

 Announced UDS Acquisition

RECENT ACQUISITIONS
--------------------------------------------------------------------------------

-  Huntway Refining Company
   - 2 small asphalt refineries in California
     - Benicia, CA 13,000 BPD
     - Wilmington, CA 6,000 BPD

-  El Paso's Corpus Christi refinery and Texas refined products pipeline system
   - Immediately accretive to earnings and cash flow
   - Integrated into Corpus Christi Refinery
     - 340,000 BPD, high-complexity system

UDS ACQUISITION
--------------------------------------------------------------------------------

-  Valero to acquire UDS for combination of cash and stock

   - $2 billion cash + approx. 45 million shares Valero stock

   - Assumption of approx. $2 billion of debt



          [Photograph of                       [Photograph of
           UDS Gas Station]                     Benecia refinery]

CREATES PREMIER U.S. REFINER & MARKETER
--------------------------------------------------------------------------------

-  Significantly accretive to earnings and cash flow

-  Enhanced earnings stability
   - Exposure to "quality" refining markets
   - Nationally recognized retail operations
   - Shamrock Logistics, L.P.

-  Increased size & liquidity
   - Likely inclusion in S&P 500
   - Potential multiple expansion

- Positions company for further growth...and the future

THE REFINING & MARKETING MAJOR
--------------------------------------------------------------------------------


[Map of the United States and Eastern Canada depicting the locations of refineries, terminals, crude pipelines, products pipelines, ethylene/propylene pipelines, retail marketing presence with legends for the following facilities:]

VALERO:                                    UDS:

-  Benicia, California                     -  Golden Eagle, California
   - 180,000 bpd capacity                     - 168,000 bpd capacity

-  Wilmington, California                  -  Wilmington, California
   - 6,000 bpd capacity                       - 135,000 bpd capacity

-  Krotz Springs, Louisiana                -  Quebec, Canada
   - 85,000 bpd capacity                      - 167,000 bpd capacity

-  Paulsboro, New Jersey                   -  Denver, Colorado
   - 185,000 bpd capacity                     - 27,000 bpd capacity

-  Corpus Christi, Texas                   -  Ardmore, Oklahoma
   - 340,000 bpd capacity                     - 85,000 bpd capacity

-  Houston, Texas                          -  McKee, Texas
   - 125,000 bpd capacity                     - 170,000 bpd capacity

-  Texas City, Texas                       -  Three Rivers, Texas
   - 230,000 bpd capacity                     - 98,000 bpd capacity

MAJOR RETAIL PRESENCE
--------------------------------------------------------------------------------

-  2,000 company-operated sites

   - 4th largest operator in the U.S.           [Photograph of UDS Gas Station]
   - Largest operator in TX, OK, CO and NM

-  Over 2,500 dealers/jobbers and truck stops

-  Over $1.2 billion in annual merchandise sales and growing




[Photograph of Valero Gas Station]            - 80 Valero branded sites and
                                                260 Exxon-branded locations in
                                                the California market

                                              - 30% increase in volumes since
                                                acquisition

SHAMROCK LOGISTICS, L.P.
--------------------------------------------------------------------------------
                                                  [Map of Colorado, Kansas,
-  April 2001 IPO                                  New Mexico, Oklahoma and
-  3,600 miles of pipelines and terminals          Texas identifying refineries,
-  Transports over 75% of UDS' Mid-Continent       refined product pipelines,
   crude and refined products                      crude oil pipelines and
-  Market value $650 million                       terminal locations.]
   - Current yield 6-7%
   - 19.2 million units
   - 76% UDS ownership

GROWING SHAMROCK LOGISTICS, L.P.
--------------------------------------------------------------------------------

- Valero committed to growing Shamrock Logistics, L.P. and steadily increasing distributions

   - Contractual options to acquire 2 additional facilities from UDS at attractive prices
   - Other qualified UDS assets
   - Potential Valero assets include pipelines and terminals acquired from El Paso and other assets
   - Acquisition opportunities

ESTIMATED TRANSACTION TIMETABLE
--------------------------------------------------------------------------------

May 7           Announcement
May 25          Filed Registration and Proxy Statements with SEC
May 30          Filed HSR documents with FTC
June 29         Second Request received from FTC
August 24       Registration and Proxy Statements declared effective
September 27    Stockholder Meetings of Valero and UDS to approve transaction
Fourth Quarter  Anticipated Closing

ANTICIPATED SYNERGIES ($ in millions)
--------------------------------------------------------------------------------

      ----------------------------------------------------------------
      |    Initial Estimates             Year 1         Year 2+      |
      |    -----------------             ------         -------      |
      |Crude Sourcing & Logistics         $75             $80        |
      |Marketing                           60              75        |
      |Administrative, Procurement &                                 |
      |Best Practices                      55              85        |
      |                                  ------         -------      |
      |                         Total     $190            $240       |
      ----------------------------------------------------------------

      -  Top down analysis shows significant upside to current estimates
         - McKinsey & Co. engaged to provide support
      -  Bottom up confirmation process underway to validate synergy targets

PRO-FORMA RESULTS
--------------------------------------------------------------------------------

                                                     2001           Base
                                        2000(1)      Est.(2)        Case (3)
                                        -------      -------        --------
Volumes (MBPD)                          1,600        1,800          2,000
USGC 3-2-1 Margin(4)                    $4.31        $4.65          $2.95
Synergies (millions)                     $-0-         $-0-           $200
Net Income (millions)                    $660         $996           $866
Earnings Per Share                      $6.13        $9.09          $7.85

(1) Historical combined results as reported in Form S-4
(2) Based on each companies' current earnings guidance for 2001 of $8.50 per share for Valero and $7.25 per share for UDS
(3) Base Case assumes 5-year average margins (1996-2000) and 2002 projected operating volumes
(4) 3-2-1 Refining Margin based on 2 times USGC Gasoline-WTI plus USGC Heating Oil-WTI divided by 3

STRONG PRO-FORMA CASH FLOW
--------------------------------------------------------------------------------
($ in millions, except per share amounts)

                                                  2001         Base Case
                                                 ------        ---------
EPS                                               $9.09            $7.85
Cash Flow from Operating Sources                 $1,800           $1,600
Est. Capital Requirements                        ($875)           ($535)
                                                 ------        ---------
Available Cash                                     $925           $1,065
                                                 ------        ---------
                                                 ------        ---------
  Uses of Available Cash:
  ----------------------
  - Pay down debt
    - Strategic capital investments
      - Repurchase stock
        - Maintain flexibility for future acquisitions

ESTIMATED CAPITAL REQUIREMENTS
--------------------------------------------------------------------------------

[Pie Chart depicting the following          [Pie Chart depicting the following
 amounts (in millions):                      amounts (in millions):
 - Common Dividends $35                      - Common Dividends $35
 - El Paso & Huntway Acquisitions $190       - Turnarounds $200
 - Earn-out Payments $200                    - Maintenance & Environmental $300]
 - Turnarounds $200
 - Maintenance & Environmental $250]

          2001 est.                                    Base Case
        $875 million                                 $535 million

GASOLINE FUNDAMENTALS
--------------------------------------------------------------------------------

[Graph depicting monthly U.S.                  [Graph depicting monthly Gasoline
 Gasoline Inventories for January               Margin for January through
 through December in thousands of barrels       December for USGC Gasoline-WTI
 for calendar year 2000, calendar               in dollars per barrel for
 year 2001 year-to-date and showing the         calendar year 2000, calendar
 range for the past 5 years.]                   year 2001 year-to-date and
                                                showing the range for the past
                                                5 years.]

DISTILLATE FUNDAMENTALS
--------------------------------------------------------------------------------

[Graph depicting monthly U.S.                  [Graph depicting monthly
 Distillate Inventories for January             Distillate Margin for January
 through December in thousands of barrels       through December for
 for calendar year 2000, calendar               USGC Heating Oil-WTI in dollars
 year 2001 year-to-date and showing the         per barrel for calendar year
 range for the past 5 years.]                   2000, calendar year 2001
                                                year-to-date and showing the
                                                range for the past 5 years.]

CONTINED STRONG SOUR CRUDE DISCOUNTS
--------------------------------------------------------------------------------

                               Arab Medium to WTI

[Graph depicting sour crude discounts in six-month intervals from January 1998 through July 2001.]

-  Sour crude discounts trending at higher levels over last 18 months
-  Recent Iraqi actions have created volatility in sour crude pricing
   - Discounts improving with resumption of exports and refinery maintenance

LONG TERM SOUR CRUDE DISCOUNTS FAVORABLE
--------------------------------------------------------------------------------

              2001 - 2005 Worldwide
                Production Growth                         -  Sweet/sour
                     (MMBPD)                                 differential to
                                                             remain wide

                                                          -  Sour crude
                                                             production
                                          +4.2               increasing faster
              +3.1                          |                than sweet crude
               |                            |
 +1.4          |              +1.6          |             -  Pressure on ANS
   |           |                |           |                to continue post-
 Sweet       Sour             Sweet       Sour               merger
 Crude       Crude            Crude       Crude

 --------------------        -----------------
 | Based on 1.6% oil|        |Based on 2% oil|
 | demand growth    |        |demand growth  |
 --------------------        -----------------

STRATEGIC DIRECTION FOR THE NEW VALERO
--------------------------------------------------------------------------------

-  Maximize value of combined company assets
   - Capture opportunities created by merger
-  Continue to pursue accretive acquisitions and high return projects
-  Growth opportunities include:
   - Refining & Retail
   - Mid-Stream
   - Petrochemical
   - Cogen
   - Asphalt

2002 EARNINGS EXPECTED TO BEAT 2001
--------------------------------------------------------------------------------

- Margins don't have to be better next year for Valero to earn more than it earned in 2001
   - UDS for the full year
     - Over $200 million in synergies
   - El Paso and Huntway assets for the full year
   - Upgrades and expansions

- Remain confident that stock will soon reflect earnings power of combined entity

--------------------------------------------------------------------------------




                                    APPENDIX

KEY MARGIN DRIVERS
--------------------------------------------------------------------------------

                                                                       5-year
Feedstocks & Fuel:                   2000         2001 est.(1)         Avg.(2)
------------------                   ----         ------------         -------

   WTI - Sour Crude                  $3.53        $4.90                $2.64
   WTI - ANS                         $2.04        $2.27                $1.69
   WTI - Sweet Crude                 $(.49)       $(.63)               ($.19)
   Natural Gas (MMBtu)               $4.32        $4.73                $2.69

Products:
---------

   Gasoline - WTI (USGC)             $4.66        $4.67                $3.45
   CARB Gasoline - ANS              $14.74       $14.51               $10.85
   Heating Oil - WTI (USGC)          $3.60        $3.05                $1.98
   3-2-1 Refining Margin(3)          $4.31        $4.13                $2.95

   (1) Actual prices through July, forward curve prices August through December
   (2) Average prices 1996 through 2000
   (3) 3-2-1 Refining Margin equals (2 times Gasoline-WTI plus Heating Oil-WTI) divided by 3

VLO/UDS COMBINED - PRODUCT SLATE
--------------------------------------------------------------------------------
(MBPD)


                                    Gulf     East     West     Mid
                                   Coast    Coast    Coast    Cont.     Total
                                  ----------------------------------------------
Gasoline                            405      155      290      170       1,020
Distillates                         200      100       85       65         450
Jet/Kero                             80       35       25       20         160
No. 6 Oil                            40       20       10        5          75
Lubes & Asphalt                      15       25       10       15          65
Petrochemicals                       40       10        -       10          60
Natural Gas Liquids                  15        5       20        5          45
Other                                75       20       30        -         125
                                  ----------------------------------------------
   Total                            870      370      470      290       2,000
                                  ----------------------------------------------
                                  ----------------------------------------------

Based on estimated production capacity in each region.

VLO/UDS COMBINED - PREMIUM PRODUCT FOCUS
--------------------------------------------------------------------------------

[Pie Chart depicting the following:         [Pie Chart depicting the following:
 - Conventional Premium 7%                   - HSD 24%
 - Reformulated Fuels 44%                    - Jet/Kero Distillates 25%
 - Conventional Unleaded 49%]                - LSD 51%]

          GASOLINE                                      DISTILLATES

VLO/UDS COMBINED - PRODUCT MARKET CHANNELS
--------------------------------------------------------------------------------

[Pie Chart depicting the following:         [Pie Chart depicting the following:
 - Retail 16%                                - Retail 4%
 - Wholesale 24%                             - Wholesale 32%
 - Bulk 60%]                                 - Bulk 64%]

          GASOLINE                                      DISTILLATES

VALERO/UDS MERGER CONSIDERATION
--------------------------------------------------------------------------------

- In May, 2001 Valero Energy and Ultramar Diamond Shamrock agreed to a part-cash/part-stock merger in which Valero would exchange all of the shares of UDS for consideration with a value representing a 31.3% premium to UDS' stock price, based on the average closing price of UDS for the 10 day period prior to April 26th.
- The total consideration equates to $27.50 in cash and a fixed exchange ratio of 0.614 Valero shares for each outstanding share of UDS common stock, representing an aggregate consideration of approximately $2 billion in cash plus approximately 44.4 million Valero shares (subject to possible adjustment as described below).
- A UDS stockholder can elect to receive consideration in the form of cash, Valero stock or a combination. Whatever the form, the mechanism is designed such that the per-share consideration will have the same value, based on the average price of Valero common stock during a 10 day measurement period ending 3 days before closing, regardless of the form of consideration. That per-share value, whether paid in the form of stock or cash, will be the sum of (a) $27.50 and (b) the average value of 0.614 Valero shares during the measurement period.
- The elections will be subject to proration, as the total number of Valero shares to be issued and the total amount of cash to be paid in the merger to UDS stockholders as a group are each fixed except that Valero may add more stock, valued at the measurement period value and in lieu of an equivalent amount of cash, if needed to maintain the tax-free treatment of the merger.
  If stock is oversubscribed, then UDS stockholders who have elected stock will nevertheless receive cash for some of their UDS shares, on a pro rata basis, and vice versa if cash is oversubscribed. Also, if based on the average price of Valero stock during the measurement period the limit on the percentage of UDS shares that may be converted to stock consideration is greater than 50%, Valero at its option, may reduce that limit to 50%.

VALERO/UDS MERGER CONSIDERATION
--------------------------------------------------------------------------------

        Equalization Mechanism
        MM, except per share figures
        ----------------------------------------------------------------------
         Transaction Structure
        ----------------------------------------------------------------------
         Total UDS Shares        72.3
        ----------------------------------------------------------------------
         Cash Portion (Value of                 Stock Portion (Value of
         $55.00 Offer at 50%)                   1.228x Offer at 50%)
        ----------------------------------------------------------------------
         Cash Offer per Share   $27.50          Stock Exchange Ratio    0.614x
        ----------------------------------------------------------------------
         Cash Offered in Transaction            Number of Valero Shares
         ($27.50 x 72.3 Shares) $1,988          (0.614 x 72.3 Shares)   44.4
        ----------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
                                   Blended
                                   Trans-          Total     Total                         Percent of    Shares Issued
                                   action  Total   Value     Consi-              Total     UDS Shares    to Maintain    Cash Reduced
                                   Value   Cash    of Stock  deration Percent of Shares    Purchased     43% Deal       by
Valero   Cash    Exchange   Stock  Per     Offered Offered   Offered  UDS Shares Offered   for           Value          Issuing
Share    Value   Ratio      Value  UDS     by      by        by       Purch.     by        Valero        in             Additional
Price    at 50%  at 50%     at 50% Share   Valero  Valero    Valero   Cash       Valero    Stock         Stock          Shares
------------------------------------------------------------------------------------------------------------------------------------
                                 --------
$25.00  $27.50  0.614x    $15.35 |$42.85| $1,766   $1,332   $3,098     57.0%     53.3      43.0%          8.9            $222.4
------------------------------------------------------------------------------------------------------------------------------------
 30.00   27.50  0.614x     18.42 | 45.92|  1,892    1,428    3,320     57.0%     47.6      43.0%          3.2              95.8
 33.73*  27.50  0.614x     20.71 | 48.21|  1,988    1,498    3,486     57.0%     44.4      43.0%           -                 -
------------------------------------------------------------------------------------------------------------------------------------
 35.00   27.50  0.614x     21.49 | 48.99|  1,988    1,554    3,542     56.1%     44.4      43.9%           -                 -
------------------------------------------------------------------------------------------------------------------------------------
 40.00   27.50  0.614x     24.56 | 52.06|  1,988    1,776    3,764     52.8%     44.4      47.2%           -                 -
------------------------------------------------------------------------------------------------------------------------------------
 45.00   27.50  0.614x     27.63 | 55.13|  1,988    1,988    3,986     49.9%     44.4      50.1%           -                 -
------------------------------------------------------------------------------------------------------------------------------------
 50.00   27.50  0.614x     30.70 | 58.20|  1,988    2,220    4,208     47.3%     44.4      52.7%           -                 -
------------------------------------------------------------------------------------------------------------------------------------
                                 --------
   A       B      C          D      E        F       G         H        I         J         K              L                 M
------------------------------------------------------------------------------------------------------------------------------------
                          =AxC    =B+D   =$1,988-M  =AxJ     =F+G      =F/H      44.4+L    =G/H                             =LxA
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
NOTES:
-  Assumes at least 43% of the consideration will be required to be paid in Valero stock in order to maintain the tax free status of the transaction with respect to the stock consideration.  Pursuant to the terms of the merger agreement, the minimum percentage required to be paid in stock will not be determined until closing and may be higher or lower than the assumption made for this example.
-  $33.73 represents the breakeven price below which additional stock may be issued to preserve tax-free treatment.
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
- Investors and security holders are urged to read the joint proxy statement/prospectus that has been sent to Valero and UDS stockholders regarding the proposed merger because it contains important information. The joint proxy statement/prospectus has been filed with the Securities and Exchange Commission by Valero and UDS. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Valero and UDS with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained free of charge from Valero and UDS. Stockholders should read the definitive joint proxy statement/prospectus carefully before making a decision concerning the merger.

- Valero and UDS, and their respective directors, executive officers and certain other of their respective employees, may be soliciting proxies from their respective stockholders in favor of the approval of the merger. Information regarding the persons who may, under SEC rules, be deemed to be participants in the solicitation of Valero and UDS stockholders in connection with the merger is set forth, in the case of Valero, in Valero's proxy statement for its 2001 annual meeting, filed with the SEC on March 28, 2001, and in the case of UDS, in UDS's proxy statement for its 2001 annual meeting, filed with the SEC on March 27, 2001, and additional information is set forth in the definitive proxy statement/prospectus referred to above.